Exhibit 99.1

Nova Winter Freight Haul Underway

Anchorage Alaska, March 16, 2026 - Nova Minerals Limited (“Nova” or the “Company”) (NASDAQ: NVA) (ASX: NVA) (FRA: QM3) ) is pleased to announce that the mobilization of heavy equipment to the Estelle Project is underway via the Company’s winter snow road, approximately 150km from Willow. (Figure 1). Ideal winter conditions allowed snow road construction to commence in early December, which involved pre-packing snow, water-flooding for ice thickening at major river crossings, and minor brush clearing. This winter has delivered near perfect snow road conditions with exceptionally cold temperatures that are favorable for the construction of ice bridges over 1.5m (5ft) thick. These bridges are capable of supporting freight loads well over 100,000lb (45,000kg) while preserving a hard snowpack base.

To watch a video of Nova’s snow road in operation click the link below, and keep an eye on our socials for additional ice road updates. https://novaminerals.com.au/nova-2026-snow-road-freight-haul-video/

Upon receiving a US$43.4M U.S. Department of War Award in October 20251 Nova rapidly assembled an Engineering, Procurement and Construction Management (EPCM) team tasked with sourcing heavy equipment from across the contiguous U.S. and Alaska to aid in trail construction, airstrip expansion, and the extraction and processing of stibnite-bearing (antimony) ore. Equipment travelled via barge, rail, and truck to Nova’s freight staging yard and logistics center in Willow, Alaska, where to date 95% of major mining and processing equipment items have now been received. Equipment is then loaded onto ski-trailers for transport by low ground pressure vehicles or self-driven along the winter trail to the Estelle Project site.

Approximately 70% of the equipment has left the Nova freight yard in Willow via the winter road for delivery to the Estelle Project site. The next few weeks remain crucial to the winter freight mobilization effort. With cold temperatures (-26C/-15F) forecast for the foreseeable future, trail conditions should remain optimal, and the company is confident it will meet its objectives to deliver all essential mining and processing equipment required to commence antimony production on schedule.

1 https://wcsecure.weblink.com.au/pdf/NVA/03001838.pdf

Nova General Manager and Geologist, Mr Hans Hoffman, commented:

“Having just ridden out and back on the snow trail myself, I can confirm this was the fastest and smoothest I’ve ever seen it — a testament to the exceptional cold temperatures this winter and the outstanding work by our team and partners. Freight Hauling is well underway, and with the first loads received, we have an exciting couple of weeks ahead as we prioritize the remaining critical transports before the winter freight window closes. Having this fleet of ore processing and earthworks equipment — articulated haul trucks, excavators, dozers, crushers, ore sorter, and more — in camp will be transformative. It will enable us to upgrade our existing infrastructure, expand the Whiskey Bravo airstrip, advance ore extraction at the antimony prospects, and establish new facilities to accelerate development across the Estelle Gold and Critical Minerals Project. We have a busy program ahead for 2026, including pushing forward on our gold resources at RPM, Korbel, and emerging targets; alongside fast tracking our antimony project towards production with the support of the U.S. Department of War. The team is energized and ready to deliver.”

Figure 1. Map route of Nova’s 2026 winter snow road

Photos of the 2026 Snow Road Operations

Qualified Persons

Vannu Khounphakdy, Professional Geologist and member of Australian Institute of Geoscientists contracted by Nova Minerals to provide geologic consulting services. Mr. Khounphakdy holds a Master of Science in Mine Geology and Engineering. He is a qualified person with at least 5 years experience with this type of project. By reason of education, affiliation with a professional association, and past relevant work experience, Mr. Khounphakdy fulfills the requirements of Qualified Person (QP) for the purposes of SEC Regulation SK-1300 for data QA/QC checks relevant to this announcement.

Hans Hoffman is a State of Alaska Certified Professional Geologist contracted by Nova Minerals to provide geologic consulting services. Mr. Hoffman is a member of the American Institute of Professional Geologists and holds a Bachelor of Science degree in Geological Engineering with a double major in Geology and Geophysics. He is a qualified person with at least 5 years of experience with these types of projects. By reason of education, affiliation with a professional association, and past relevant work experience, Mr. Hoffman fulfills the requirements of Qualified Person (QP) for the purposes of SEC Regulation SK-1300 for the technical information presented in this announcement.

Christopher Gerteisen, Chief Executive Officer of Nova Minerals, is a Professional Geologist and member of Australian Institute of Geoscientists, and has supervised the preparation of this news release and has reviewed and approved the scientific and technical information contained herein. Mr. Gerteisen is a “qualified person” for the purposes of SEC Regulation S-K 1300.

About Nova Minerals Limited

Nova Minerals Limited is advancing one of the world’s largest undeveloped gold deposits into production and securing a US domestic supply of the critical mineral antimony. The Company is focused on the exploration and development of the Estelle Gold and Critical Minerals Project, located in Alaska, a tier-one mining jurisdiction.

Estelle hosts two defined multi-million-ounce gold resources, and more than 20 prospects distributed along a 35-kilometre mineralized trend, in the prolific Tintina Gold Belt, a province which hosts a >220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries including, Kinross Gold Corporation’s Fort Knox Gold Mine. In parallel, Nova is advancing its critical minerals strategy, fully-funded by a US$43.4 million U.S. Department of War award to develop a domestic antimony supply chain, targeted for production in late 2026/2027.

Further discussion and analysis of the Estelle Project is available through the interactive Vrify 3D animations, presentations, and videos, all available on the Company’s website. www.novaminerals.com.au

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Nova Minerals Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to the public offering filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Nova Minerals Limited undertakes no duty to update such information except as required under applicable law.

For Additional Information Please Contact

Investor Relations:

Dave Gentry, CEO

RedChip Companies, Inc.

Phone: 1-407-644-4256

Email: NVA@redchip.com

Nova Minerals:

Craig Bentley

Director of Finance & Compliance & Investor Relations

E: craig@novaminerals.com.au

M: +61 414 714 196